yw

SEC 18006417 ON

SEC Mail Processing Section MAR 05 2018 Washington DC 408

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response........... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

**SEC FILE NUMBER**
**8-66679**

**FACING PAGE**

## Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Citigroup Derivatives Markets Inc. (Filed as Public Information)

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

388 Greenwich Street
(NO. AND STREET)

| New York | NY | 10013 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John McCoy 212-816-4460
(Area Code - Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *If individual, state last, first, middle name)*

| 345 Park Avenue | New York | NY | 10154 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:
X Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240. 17a-5(e)(2)*



E.B.

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2017 and supplementary schedules are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2017 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Ramsey Saliba
Chief Financial Officer

Notary Public
Subscribed and sworn to before me this day of March 1, 2018

State of New York
County of New York

ANGELA O LICORISH
Notary Public - State of New York
NO. 01LI5009205
Qualified in Kings County
My Commission Expires Mar 8, 2019

I do hereby affirm that to the best of my knowledge and belief, the attached financial statements as of December 31, 2017 and supplementary schedules are true and correct, and that neither Citigroup Derivatives Markets Inc. (the Company) nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer. I do hereby certify that the attached financial statements as of December 31, 2017 and supplementary schedule will promptly be made available to the Company members and allied members whose signatures do not appear below.

Charles Mogilevsky
President

Notary Public
Subscribed and sworn to before me this 23rd day of February 2018

DOUGLAS PAUL SIMONS
NOTARY PUBLIC - MINNESOTA
MY COMMISSION EXPIRES 01/31/23

KPMG LLP
345 Park Avenue
New York, NY 10154-0102

## Report of Independent Registered Public Accounting Firm

To the Board of Directors
Citigroup Derivatives Markets Inc.:

### Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Citigroup Derivatives Markets Inc. (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

*Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2005.

March 1, 2018

**CITIGROUP DERIVATIVES MARKETS INC.**

(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2017

(Dollars in thousands, except share data)

**Assets**

| | | |
|---|---|---|
| Cash | $ | 344 |
| Financial instruments owned, at fair value: | | |
| Derivative instruments | | 59,721 |
| Equity securities | | 1,224,732 |
| | | 1,284,453 |
| Deferred tax asset | | 14,720 |
| Other assets | | 75,910 |
| Total assets | $ | 1,375,427 |

**Liabilities and Stockholder's Equity**

| | | |
|---|---|---|
| Liabilities: | | |
| Financial instruments sold, not yet purchased, at fair value: | | |
| Derivative instruments | $ | 33,641 |
| Equity securities | | 733,265 |
| | | 766,906 |
| Payables to brokers and dealers | | 454,985 |
| Payables to affiliates | | 1,744 |
| Payables and accrued liabilities | | 2,753 |
| Total liabilities | | 1,226,388 |
| Commitments and contingencies (note 9) | | |
| Stockholder's equity: | | |
| Common stock ($.001 par value. Authorized 1,000 shares; issued and outstanding 100 shares) | | — |
| Additional paid-in capital | | 158,873 |
| Accumulated deficit | | (9,834) |
| Total stockholder's equity | | 149,039 |
| Total liabilities and stockholder's equity | $ | 1,375,427 |

See accompanying notes to financial statements.

**(1) Summary of Significant Accounting Policies**

***(a) Basis of Presentation***

Citigroup Derivatives Markets Inc. (the Company), a broker-dealer registered with the Securities and Exchange Commission (SEC), is a direct wholly owned subsidiary of Citigroup Financial Products Inc. (CFPI) and is an indirect wholly owned subsidiary of Citigroup Global Markets Holdings Inc. (CGMHI), which is a wholly owned subsidiary of Citigroup Inc. (Citigroup).

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require the use of management's best judgment and estimates. Estimates, including the fair value of financial instruments, and matters that affect the reported amounts and disclosures of contingencies in the financial statements, may vary from actual results. Current market conditions increase the risk and complexity of judgment in these estimates.

The Company is a member firm of the Chicago Board Options Exchange, C2, Chicago Mercantile Exchange (CME), Gemini, International Securities Exchange, NYSE Arca, Philadelphia Stock Exchange, the Boston Options Exchange, ICE Futures Europe, ICE Futures US, ISE Mercury and the New York Stock Exchange AMEX options. The Company also functions as a specialist and /or market maker on some of the exchanges listed above.

***(b) Financial Instruments owned, Financial Instruments sold, not yet purchased and Contractual Commitments***

Financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts, are carried at fair value and are recorded on a trade date basis. Fair value is measured using market quotations available from major securities exchanges and dealers. Changes in the fair value of financial instruments and contractual commitments are recognized in earnings. Principal transaction revenues and related expenses are recognized in the statement of operations on a trade-date basis.

***(c) Receivables/Payables from/to Brokers and Dealers***

The Company conducts business with one clearing broker, Goldman Sachs Execution and Clearing, L.P. for its trading activities. The broker performs the clearing and depository operations of the Company's trading activities. Receivables and payables from and to broker and dealer primarily reflect amounts due from and to the broker, if any.

***(d) Offsetting of Amounts Related to Certain Contracts***

When the requirements of FASB ASC Topic 815-10-45-5, *Derivatives and Hedging, Balance Sheet – Netting*, are met, the Company offsets certain fair value amounts recognized for cash collateral receivables or payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement.

***(e) Exchange Memberships and Other Exchange Interests***

The Company holds ownership interests in various domestic exchanges, which include membership seats, trading rights and shares held to meet certain minimum exchange requirements. These interests owned by the Company are carried at cost and are included in "Other assets" in the statement of financial condition. Assessments of the potential impairment of carrying value are made annually. Impairment of $79 was recorded in the current year for other than temporary impairment.

***(f) Use of Estimates***

Management must make estimates and assumptions that affect the Financial Statements and the related Notes to the Financial Statements. Such estimates are used in connection with certain fair value

measurements. See Note 7 to the Financial Statements for further discussions on estimates used in the determination of fair value. Moreover, estimates are significant in determining the amounts of impairments of intangible assets and income taxes. While management makes its best judgment, actual amounts or results could differ from those estimates.

*(g)* ***Income Taxes***

The Company is subject to the income tax laws of the U.S. and its states and municipalities. These tax laws are complex and may be subject to different interpretations by the taxpayer and the relevant governmental taxing authorities. In establishing a provision for income tax expense, the Company must make judgments and interpretations about these tax laws. The Company must also make estimates about when in the future certain items will affect taxable income in the various tax jurisdictions, both domestic and foreign.

Disputes over interpretations of the tax laws may be subject to review and adjudication by the court systems of the various tax jurisdictions, or may be settled with the taxing authority upon examination or audit. The Company treats interest and penalties on income taxes as a component of *Income tax benefit*.

Deferred taxes are recorded for the future consequences of events that have been recognized in financial statements or tax returns, based upon enacted tax laws and rates. Deferred tax assets are recognized subject to management's judgment about whether realization is more-likely-than-not. ASC 740, *Income Taxes*, sets out a consistent framework to determine the appropriate level of tax reserves to maintain for uncertain tax positions. This interpretation uses a two-step approach wherein a tax benefit is recognized if a position is more-likely-than-not to be sustained. The amount of the benefit is then measured to be the highest tax benefit that is more than 50% likely to be realized. ASC 740 also sets out disclosure requirements to enhance transparency of an entity's tax reserves.

On December 22, 2017, the SEC issued Staff Accounting Bulletin (SAB) 118, which sets forth the accounting for the changes in tax law caused by the enactment of the Tax Cuts and Jobs Act (Tax Reform). The Bulletin provides guidance as to how ASC 740 should be applied for the quarterly reporting period that includes the December 22, 2017 enactment date of Tax Reform. SAB 118 covers three different fact patterns that can be applied to each aspect of Tax Reform. The first is where the accounting is complete as of December 31, 2017; in this case, a company must report the effects of Tax Reform in its financial statements that include the enactment date. The second situation is where a company cannot complete its accounting as of December 31, 2017, but can provide a reasonable estimate based upon the information available to it and its ability to prepare and analyze this information (including related computations). In the situation described, the company must include the reasonable estimate it so determined in its financial statements as a provisional amount that will then be trued up within the one-year measurement period after the date of enactment of Tax Reform. The third situation, in which no reasonable estimate can be made for an item, requires a company to apply ASC 740 using the pre-Tax Reform tax law until the first reporting period in which it can make a reasonable estimate for the item.

To the extent that a company records a provisional amount in its financial statements, it must update its reporting during the one-year measurement period whenever the facts and circumstances existing at the enactment date are further analyzed. Any company providing provisional amounts must qualitatively disclose the income tax effects for which the accounting is incomplete, the reason it is incomplete and the additional information that is needed to complete the accounting. In addition, when the company revises or finalizes its provisional accounting for any item, it must disclose the nature and amount of any measurement period adjustments recognized in the reporting period, the impact of

such adjustments on its effective tax rate and a confirmation when the accounting for such items is complete.

The Company recorded a charge to continuing operations of approximately $5.4 million in the fourth quarter of 2017 for a remeasurement due to the reduction to the U.S. corporate tax rate and a change to a quasi-territorial tax system.

The following is considered to be provisional for which certain aspects of the Company's accounting is incomplete. The Company continues to analyze the aspects of the its state income tax charge for Tax Reform due to the uncertainty of how states will interpret the new federal provisions and has included a charge of approximately $0.6 million in its Tax Reform impact. The remaining amount, a charge of approximately $4.8 million, primarily relates to the reduction in the U.S. corporate tax rate and for which the accounting is complete.

In all other material respects, the Company has completed its accounting for Tax Reform, and there are no amounts for which a reasonable estimate was not possible.

Additionally, the Company has not yet made a policy election with respect to its treatment of GILTI. Companies can either account for taxes on GILTI as incurred, or recognize deferred taxes when basis differences exist that are expected to impact the amount of the GILTI inclusion upon reversal. The Company is still in the process of analyzing the provisions of Tax Reform associated with GILTI and the expected future impact.

See Note 4 to the Financial Statements for a further description of the Company's tax provision and related income tax assets and liabilities.

## (2) Capital Requirements

The Company, as a broker-dealer, is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission (Rule 15c3-1). Under the alternative method permitted by this rule, the Company is required to maintain net capital, as defined, equal to the greater of $250 or 2% of aggregate debit items. At December 31, 2017, net capital of $55,673 exceeded the minimum requirement by $55,423. As a listed options specialist and market maker, the Company qualifies for the exemption under SEC Rule 15c3-1(a)(6)(ii) and therefore its clearing brokers assume certain of its net capital requirements.

## (3) Stock Award Programs

The Company, through the Capital Accumulation Program (CAP), issues shares of Citigroup common stock in the form of restricted or deferred stock to participating officers and employees. For all stock award programs, during the applicable vesting period, the shares awarded cannot be sold or transferred by the participant, and some or all of the shares awarded are subject to cancellation if the participant's employment is terminated. After the award vests, the shares become freely transferable (subject to the stock ownership commitment of senior executives). From the date of the award, the recipient of a restricted stock award can direct the vote of the shares and receive dividend equivalents. Recipients of deferred stock awards receive dividend equivalents, but cannot vote shares until they have vested.

Stock awards granted each year vest 25% per year over four years. Unearned compensation expense associated with the stock awards represents the market value of Citigroup common stock at the date of grant and is recognized as a charge to income ratably over the full vesting period, except for those awards granted

to retirement-eligible employees. The charge to income for awards made to retirement-eligible employees is accelerated based on the dates the retirement rules are met.

CAP and certain other awards provide that participants who meet certain age and years of service conditions may continue to vest in all or a portion of the award without remaining employed by the Company during the entire vesting period, so long as they do not compete with Citigroup during that time. Awards to these retirement-eligible employees are recognized in the year prior to the grant in the same manner as cash incentive compensation is accrued.

The Company's share-based compensation program related to CAP awards of $616 for the year ended December 31, 2017 are included in "Employee compensation and benefits".

**(4) Income Taxes**

The operation of the Company is subject to income tax laws of the U.S. and its state and municipalities, and the foreign jurisdiction in which it operates. The Company's current U.S. federal, and state and local income taxes are provided based on an income tax sharing agreement with Citigroup Inc. State and local unitary deferred taxes are provided for based upon the income tax sharing agreement with Citigroup and affiliates. Under a tax sharing agreement with Citigroup, the Company settles its current tax liability with Citigroup throughout the year except for any tax liabilities expected to be payable as a separate taxpayer. The Company is included in the consolidated U.S. federal income tax return and unitary and combined state returns of Citigroup and combined subsidiaries. The net income tax receivable with the parent is $47,968 as of December 31, 2017.

Deferred income taxes at December 31, 2017 related to the following:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Deferred compensation | $ | 5,344 |
| Intangible assets | | 1,882 |
| Deferred State Taxes | | 5,716 |
| Fixed Assets | | 1,628 |
| Other deferred tax assets | | 150 |
| Total deferred tax assets | | 14,720 |

The Company has no valuation allowance on deferred tax assets at December 31, 2017. Although realization is not assured, the Company believes that the realization of the recognized deferred tax asset is more likely than not based on expectations as to future taxable income in the jurisdictions in which it operates and available tax planning strategies (as defined in ASC 740, income taxes) that would be implemented if necessary to prevent a carryforward from expiring.

The Company maintains no tax reserves for uncertain tax positions under FASB ASC Subtopic 740-10, "Accounting for Uncertainty in Income Taxes".

The following are the major tax jurisdictions in which the Company and its affiliates operate and the earliest tax year subject to examination:

| Jurisdiction | Tax year |
|---|---|
| United States | 2014 |
| New York State | 2012 |
| New York City | 2012 |

## (5) Derivatives Activities

In the ordinary course of business, the Company enters into various types of derivative transactions. These derivative transactions include:

- *Futures contracts* which are commitments to buy or sell at a future date a financial instrument, commodity or currency at a contracted price and may be settled in cash or through delivery.
- *Option contracts* which give the purchaser, for a fee, the right, but not the obligation, to buy or sell within a limited time a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company enters into these derivative contracts relating to interest rate, foreign currency, commodity, and other market risks for the following reason:

- *Trading Purposes – Own Account* – The Company trades derivatives for its own account, and as an active market maker. Trading limits and price verification controls are key aspects of this activity.

Derivatives may expose the Company to market, credit or liquidity risks in excess of the amounts recorded on the statement of financial condition. Market risk on a derivative product is the exposure created by potential fluctuations in interest rates, foreign-exchange rates and other factors and is a function of the type of product, the volume of transactions, the tenor and terms of the agreement, and the underlying volatility. Liquidity risk is the potential exposure that arises when the size of the derivative position may not be able to be rapidly adjusted in periods of high volatility and financial stress at a reasonable cost.

Information pertaining to the volume of derivative activity is provided in the tables below. The notional amounts, for both long and short derivative positions, of the Company's derivative instruments during the year ended December 31, 2017 are presented in the table below:

**Derivative Notionals**

| | | Trading Derivatives |
|---|---|---|
| Interest rate contracts: | | |
| Futures | $ | 7,549,000 |
| Written options | | 39,843,000 |
| Purchased options | | 40,558,000 |
| Total interest rate contract notionals | | 87,950,000 |
| Equity contracts: | | |
| Futures | | 1,408,215 |
| Written options | | 47,889,618 |
| Purchased options | | 47,014,565 |
| Total equity contract notionals | | 96,312,398 |
| Commodity contracts: | | |
| Futures | | 292,661 |
| Written options | | 630,149 |
| Purchased options | | 697,900 |
| Total commodity contract notionals | | 1,620,710 |
| Total derivative notionals | $ | 185,883,108 |

**Derivatives Outstanding at December 31, 2017**

| | | Derivatives classified in financial instruments owned/sold | |
|---|---|---|---|
| | | Assets | Liabilities |
| Derivative instruments: | | | |
| Interest rate options | $ | 12,662 | 16,720 |
| Equity options | | 2,009,939 | 2,011,920 |
| Commodity options | | 43,002 | 10,883 |
| Total derivatives | | 2,065,603 | 2,039,523 |
| Less netting agreements | | (2,005,882) | (2,005,882) |
| Net asset/liability | $ | 59,721 | 33,641 |

All derivatives are reported on the statement of financial condition at fair value. In addition, where applicable, all such contracts covered by master netting agreements are reported net. Gross positive fair values are netted with gross negative fair values by counterparty pursuant to a valid master netting agreement.

The tables below present the fair value of derivatives on a gross basis. The tables also present the amounts of counterparty netting that have been offset in the statement of financial condition. The Company performs netting by counterparty across asset classes. As a result, some unusual balances can result by asset class due to the effect of the netting across asset classes.

| | Gross Amounts of Recognized Assets | Gross Amounts Offset on the Balance Sheet | Net Amount of Assets included on the Balance Sheet |
|---|---|---|---|
| **Amounts that have been offset in the statement of financial condition** | | | |
| Interest rate options | $ 12,662 | $ 12,662 | $ - |
| Equity options | 2,009,939 | 1,982,337 | 27,602 |
| Commodity options | 43,002 | 10,883 | 32,119 |
| Exchange Traded Derivatives | 2,065,603 | 2,005,882 | 59,721 |

| | Gross Amounts of Recognized Liabilities | Gross Amounts Offset on the Balance Sheet | Net Amount of Liabilities included on the Balance Sheet |
|---|---|---|---|
| **Amounts that have been offset in the statement of financial condition** | | | |
| Interest rate options | $ 16,720 | $ 12,662 | $ 4,058 |
| Equity options | 2,011,920 | 1,982,337 | 29,583 |
| Commodity options | 10,883 | 10,883 | - |
| Exchange Traded Derivatives | 2,039,523 | 2,005,882 | 33,641 |

## (6) Financial Instruments and Contractual Commitments and Related Risks

The Company enters into financial instruments and contractual commitments, which primarily consist of listed options contracts, equities and futures contracts as part of its options market-making and trading business and its overall risk management process. Option contracts are contractual agreements that give the purchaser the right, but not the obligation, to purchase or sell a financial instrument at a predetermined price. In return for this right, the purchaser pays a premium to the seller (or writer) of the option. Option contracts also exist for various indices and are similar to options on a security or other instruments except that, rather than settling by physical delivery of the underlying instrument, they are settled in cash. Options on futures contracts give the purchaser the right, in return for the premium paid, to assume a position in a futures contract. The Company is obligated to post margin for options on futures. The seller (or writer) of the option is subject to the risk of an unfavorable change in the underlying financial instrument. The purchaser is subject to market risk to the extent of the premium paid and credit risk. Options issued by certain regulated intermediaries, such as the Options Clearing Corporation, are the obligations of the issuing intermediary.

Securities sold, not yet purchased represent obligations to purchase such securities (or underlying securities) at a future date (short sales). Options and short sales may expose the Company to both market risk and credit risk in excess of the amount recorded on the statement of financial condition. If the market value of an instrument sold short increases, the Company's obligation, reflected as a liability, would increase and revenues from principal transactions would be reduced.

As discussed in note 1(b) to the financial statements, the Company records all financial instruments at fair value. Consequently, changes in the amounts recorded in the Company's statement of financial condition resulting from movements in fair value are included in "Principal transactions" in the period in which they occur.

As a market maker of listed options contracts, the majority of the Company's securities transactions are conducted as principal with broker-dealer and institutional counterparties primarily located in the United States. The Company clears its securities transactions through one unaffiliated clearing broker. Accordingly, a substantial portion of the Company's credit exposures are concentrated with its clearing brokers. At December 31, 2017, a credit concentration with the unaffiliated clearing broker consisted of a payable to brokers and dealers of approximately $454,984. The clearing brokers can rehypothecate certain securities held on behalf of the Company. Additionally, pursuant to the terms of the agreement between the Company and the clearing brokers, the clearing brokers have the right to charge the Company for all losses that result from a counterparty's failure to fulfill its contractual obligations. The Company has the ability to pursue collection from or performance with regard to this right. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

## (7) Fair Value Information

FASB ASC 820, *Fair Value Measurements,* defines fair value, establishes a consistent framework for measuring fair value, requires disclosures about fair value measurements, and specifies a hierarchy of inputs based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 Quoted prices for *identical* instruments in active markets.
- Level 2 Quoted prices for *similar* instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets.
- Level 3 Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

At December 31, 2017, substantially all of the Company's assets and liabilities were carried at fair value or at amounts which approximate fair value. Assets and liabilities recorded at fair value include cash, financial instruments owned, and financial instruments sold, not yet purchased. The Company primarily uses quoted market prices to determine the fair value of all of its financial instruments owned and contractual commitments and financial instruments sold, not yet purchased and contractual commitments. The instruments consist of both equity securities and exchange traded options. Assets and liabilities recorded at contractual amounts that approximate fair value include deposits received for securities loaned, short-term borrowings with affiliates and subordinated debt. The fair values of such items are not materially sensitive to shifts in market interest rates because of the limited term to maturity of many of these instruments and/or their variable interest rates.

The following table presents for each of the fair-value hierarchy levels the Company's assets and liabilities that are measured at fair value on a recurring basis at December 31, 2017:

| | Level 1 | Level 2 | Level 3 | Gross inventory | Netting* | Net balance |
|---|---|---|---|---|---|---|
| Financial instruments owned and contractual commitments, at fair value: | | | | | | |
| Exchange traded options: | | | | | | |
| Interest rate options | $ 12,662 | - | - | 12,662 | | |
| Equity options | 2,009,939 | - | - | 2,009,939 | | |
| Commodities options | 43,002 | - | - | 43,002 | | |
| Total gross exchange traded options | 2,065,603 | - | - | 2,065,603 | | 2,065,603 |
| Netting agreements | - | - | - | - | (2,005,882) | (2,005,882) |
| Total exchange traded options | 2,065,603 | - | - | 2,065,603 | (2,005,882) | 59,721 |
| Equity securities | 1,224,732 | - | - | 1,224,732 | - | 1,224,732 |
| Total | $ 3,290,335 | - | - | 3,290,335 | (2,005,882) | 1,284,453 |

| | Level 1 | Level 2 | Level 3 | Gross inventory | Netting* | Net balance |
|---|---|---|---|---|---|---|
| Financial instruments sold, not yet purchased, and contractual commitments, at fair value: | | | | | | |
| Exchange traded options: | | | | | | |
| Interest rate options | $ 16,720 | - | - | 16,720 | | |
| Equity options | 2,011,920 | - | - | 2,011,920 | | |
| Commodities options | 10,883 | - | - | 10,883 | | |
| Total gross exchange traded options | 2,039,523 | - | - | 2,039,523 | | 2,039,523 |
| Netting agreements | - | - | - | - | (2,005,882) | (2,005,882) |
| Total exchange traded options | 2,039,523 | - | - | 2,039,523 | (2,005,882) | 33,641 |
| Equity securities | 733,265 | - | - | 733,265 | - | 733,265 |
| Total | $ 2,772,788 | - | - | 2,772,788 | (2,005,882) | 766,906 |

* Represents the exchange traded contracts covered by master netting agreements.

## (8) Related-Party Transactions

The Company has entered into various related party transactions with certain affiliates. Amounts charged for operational support represent an allocation of costs.

### *(a) Cash*

Cash at December 31, 2017 is held by Citibank, N.A., an affiliated company.

### *(b) Short-Term Borrowings*

At December 31, 2017, there were no short-term borrowings outstanding from CFPI or any time throughout the year. The Company recorded no interest expense during the year.

### (c) *Receivable/Payables from/to Affiliates*

At December 31, 2017 the receivable from affiliates balance was zero. The payables to affiliates balance of $1,744 included $124 due to CGMI, relating to bills paid on the Company's behalf.

## (9) Commitments and Contingencies

### (a) *Contingencies*

In the normal course of its business, the Company is subject to inquiries and audits by various regulatory authorities. As a regulated entity, the Company may be subject to disciplinary actions as a result of current or future examinations which could have a material adverse effect on the Company's financial position, results of operations or liquidity over and above any previously accrued amounts. As of December 31, 2017, the Company has no contingency reserves.

### (b) *Risks and Uncertainties*

The Company generates its revenues by trading its proprietary account, and therefore, revenues are transaction based. As a result, the Company's revenues could fluctuate significantly based on a variety of factors including, but not limited to, the volume of the Company's trading activities, volatility in the securities markets, and technological changes and events and clearing costs.

### (c) *Lease Commitments*

The Company has a noncancelable lease covering office space expiring on June 30, 2021. At December 31, 2017, minimum future rentals on the noncancelable operating lease are as follows:

| | | |
|---|---|---|
| 2018 | | 169 |
| 2019 | | 173 |
| 2020 | | 180 |
| 2021 | | 89 |
| | Minimum future rentals | $ 611 |

Rental expense under this lease for the year ended December 31, 2017 was $164.

## (10) Subsequent Events

The Company has evaluated whether events or transactions have occurred after December 31, 2017 that would require recognition or disclosure in these financial statements through March 1, 2018, which is the date these financial statements were issued.

# CITIGROUP DERIVATIVES MARKETS INC.
(A Wholly Owned Subsidiary of Citigroup Financial Products Inc.)

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm)